Exhibit 99.1

Catalyst Paper adds leadership focus to technical services

RICHMOND, BC, July 13, 2011 /CNW/ - Catalyst Paper (TSX: CTL) today announced the appointment of Brian Johnston, to the role of vice president, technical services. Most recently serving as vice president operations, this new assignment will leverage Mr. Johnston's extensive industry background as the company intensifies its focus on manufacturing consistency and efficiency.

"Brian's experience and knowledge of all our operating assets and technologies will enable the business to ensure appropriate procedures, processes and resources are fully deployed in each mill and functioning at a level that delivers maximum productivity and reliability," said Catalyst President and Chief Executive Officer Kevin J. Clarke. "His technical expertise will also be instrumental in the efficient deployment of major capital projects such as the federally funded boiler upgrade at Powell River."

Mr. Johnston has held a range of leadership assignments at Catalyst since joining the company in 1994 and brings more than 25 years of coast-to-coast mill experience to his new role.  Pending completion of the search for a new head of manufacturing, mill operations will report to the president.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With four mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

%CIK: 0001144906

For further information:

Lyn Brown
Vice President, Corporate Relations
604-247-4713

CO: Catalyst Paper Corporation

CNW 18:30e 13-JUL-11